Exhibit 5.1

Harney Westwood & Riegels 3rd Floor, Harbour Place 103 South Church Street, PO Box 10240 Grand Cayman KY1-1002, Cayman Islands Tel: +1 345 949 8599 Fax: +1 345 949 4451

27 April 2023

By email

christopher.hall@harneys.com

+1 345 815 2979

054655.0001/CFH

Vinci Partners Investments Ltd

Dear Sirs

Vinci Partners Investments Ltd. (the Company)

We are lawyers qualified to practise in the Cayman Islands and have been asked to provide this legal opinion to you with regard to the laws of the Cayman Islands in relation to the Company’s preparation of a registration statement on Form S-8 under the United States Securities Act of 1933, as amended upon the exercise of share options granted under the Plans (as defined in Schedule 1).

For the purposes of giving this opinion, we have examined the Documents (as defined in Schedule 1). We have not examined any other documents, official or corporate records or external or internal registers and have not undertaken or been instructed to undertake any further enquiry or due diligence in relation to the transaction which is the subject of this opinion.

In giving this opinion, we have relied upon the assumptions set out in Schedule 2 which we have not verified.

Based solely upon the foregoing examinations and assumptions and having regard to legal considerations which we deem relevant, and subject to the qualifications set out in Schedule 3, we are of the opinion that under the laws of the Cayman Islands:

1	Existence and Good Standing. The Company is an exempted company duly incorporated with limited liability, and is validly existing and in good standing under the laws of the Cayman Islands. It is a separate legal entity and is subject to suit in its own name.

2	Due Issuance. The shares issued or to be issued by the Company pursuant to the Plans (as defined in Schedule 1) have been duly authorised and when issued sold and paid for in the manner described in the Plans and in accordance with the resolutions adopted by the board of directors of the Company at the Directors’ Meetings (as defined in Schedule 1) (or any director or committee to whom the board of directors have delegated their powers with respect to administration of the Plans) and when appropriate entries have been made in the Register of Members of the Company, will be duly and validly issued, fully paid and non-assessable.

Harney Westwood & Riegels is registered under the Limited Liability Partnership Act 2017 of the laws of the Cayman Islands. Jersey legal services are provided through a referral arrangement with Harneys (Jersey) which is an independently owned and controlled Jersey law firm.
A list of partners is available for inspection at our offices.
601340239.1	Anguilla | Bermuda | British Virgin Islands | Cayman Islands Cyprus | Hong Kong | Jersey | London | Luxembourg Montevideo | São Paulo | Shanghai | Singapore harneys.com

This opinion is confined to the matters expressly opined on herein and given on the basis of the laws of the Cayman Islands as they are in force and applied by the Cayman Islands courts at the date of this opinion. We have made no investigation of, and express no opinion on, the laws of any other jurisdiction. We express no opinion as to matters of fact. Except as specifically stated herein, we make no comment with respect to any representations and warranties which may be made by or with respect to the Company in the Transaction Documents. We express no opinion with respect to the commercial terms of the transactions the subject of this opinion.

Yours faithfully

/s/ Harney Westwood & Riegels
Harney Westwood & Riegels

Schedule 1

List of Documents Examined

1	the Certificate of Incorporation dated 21 September 2020 issued by the Registrar of Companies;

2	the Amended and Restated Memorandum and Articles of Association of the Company adopted by special resolution dated 15 January 2021 (the Memorandum and Articles of Association);

3	a Certificate of Good Standing in respect of the Company dated 26 April 2023, issued by the Registrar of Companies;

4	minutes of a meeting of the directors of the Company held on 6 May 2021 (the 2021 Directors’ Meeting);

5	minutes of a meeting of the directors of the Company held on 10 February 2023 (the 2023 Directors’ Meeting and together with the 2021 Directors’ Meeting, the Directors’ Meetings);

(1 - 5 above are the Corporate Documents), and

6	a form of the Company’s Stock Option Plan approved at the 2021 Directors’ Meeting;

7	a form of the Company’s Stock Option Plan approved at the 2023 Directors’ Meeting; and

8	Form S-8 Registration Statement to be filed with the Securities and Exchange Commission on 27 April April 2023.

(documents 6 and 7 above are the Plans and documents 6 - 8 above together are the Transaction Documents).

The Corporate Documents and the Transaction Documents are collectively referred to in this opinion as the Documents.

Schedule 2

Assumptions

1	Authenticity of Documents. All original Documents are authentic, all signatures, initials and seals are genuine, all copies of Documents are true and correct copies and conform in every material respect to the latest drafts of the same produced to us and, where the Transaction Documents have been provided to us in successive drafts marked-up to indicate changes to such documents, all such changes have been so indicated.

2	Unseen Documents. Save for the Documents provided to us there are no resolutions, agreements, documents or arrangements which materially affect, amend or vary the transactions envisaged in the Documents.

3	Proceeds of Crime. No monies paid to or for the account of any party under the Transaction Documents represent or will represent criminal property or terrorist property (as defined in the Proceeds of Crime Act (Revised) and the Terrorism Act (Revised), respectively).

Schedule 3

Qualifications

1	Foreign Statutes. We express no opinion in relation to provisions making reference to foreign statutes in the Transaction Documents.

2	Good Standing. The Company shall be deemed to be in good standing at any time if all fees (including annual filing fees) and penalties under the Companies Act (Revised) have been paid and the Registrar of Companies has no knowledge that the Company is in default under the Companies Act (Revised).

3	Conflict of Laws. An expression of an opinion on a matter of Cayman Islands law in relation to a particular issue in this opinion should not necessarily be construed to imply that the Cayman Islands courts would treat Cayman Islands law as the proper law to determine that issue under its conflict of laws rules.

4	Sanctions. The obligations of the Company may be subject to restrictions pursuant to United Nations and European Union sanctions as implemented under the laws of the Cayman Islands.

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